Exhibit (i)

PLAINFIELD DIRECT INC.

2007 INDEPENDENT DIRECTORS’

COMPENSATION PLAN

1.         Purpose. This 2007 Independent Directors’ Compensation Plan (the “Plan”) is intended to promote the interests of Plainfield Direct Inc. (the “Company”) by providing an inducement in the form of fees to certain qualified persons who are not interested persons of the Company, as defined in the Investment Company Act of 1940 (“Independent Directors”), to serve as members of the Company’s Board of Directors (the “Board”). In addition, the Plan also seeks to align the interests of these Independent Directors with the interests of the Company’s stockholders by causing a portion of these fees to be paid in shares of common stock of the Company, par value $0.001 per share (the “Common Stock”).

2.        Effective Date. The Plan shall be effective on the date of the Company’s IPO (as defined below) (the “Effective Date”). For purposes of the Plan, “IPO” means the initial offering of Common Stock to the public through an effective registration statement.

3.        Available Shares. The total number of shares of Common Stock to be granted in accordance with Section 7 of this Plan shall not exceed 55,000, subject to adjustment in accordance with Section 8 of this Plan. Shares issued under the Plan are authorized but unissued shares or shares that were once issued and subsequently reacquired by the Company.

4.        Administration. Except as otherwise provided herein, the Plan shall be administered by the Board. The Board shall, subject to the provisions of the Plan, have the power to construe the Plan, to determine all questions hereunder, and to adopt and amend such rules and regulations for the administration of the Plan as it may deem desirable. In addition to the grants of Common Stock made in accordance with Section 7 of this Plan, the Board shall have the power to make discretionary grants of Common Stock and other equity-based awards under the Plan (including stock options, stock appreciation rights, restricted stock, restricted stock units and other equity-based awards) with such terms and conditions it determines are appropriate at the time of the grant. All decisions, determinations and interpretations of the Board shall be final and binding.

5.        Eligibility. Only Independent Directors are eligible to participate in the Plan.

6.        Fair Market Value. For purposes of the Plan, as of any date when the Common Stock is listed on one or more national securities exchanges, the “Fair Market Value” of the Common Stock as of such date shall be deemed to be the closing price reported on the principal national securities exchange on which such Common Stock is listed and traded on the date of determination. If the Common Stock is not listed on an exchange, or representative quotes are not otherwise available, the “Fair Market Value” of the Common Stock shall mean the amount determined by the Board in good faith to be the fair market value per share of the Common Stock.

7.        Fees Payable to Independent Directors. The following provisions shall govern the payment to Independent Directors of (i) annual fees, (including fees payable to committee chairmen) (“Annual Fees”), (ii) Board and committee meeting fees (“Meeting Fees”) and (iii) reimbursement of reasonable out-of-pocket expenses incurred by the Independent Directors in connection with the attendance of Board and committee meetings (“Expenses”):

(a)        Annual Fees. Each person who is an Independent Director shall be entitled to receive without further action by the Board an Annual Fee equal to $75,000 for each full Service Year (as defined below) (an “Annual Retainer”), as provided below. In addition, the chairman of the audit committee of the Board (the “Audit Committee Chairman”) shall be entitled to receive a supplemental Annual Fee equal to $10,000 and each chairman of any other committee of the Board (each a “Committee Chairman”) shall be entitled to receive a supplemental Annual Fee equal to $5,000, in each case for each full Service Year to the Board in such capacities (each, an “Annual Chairman Fee”), as provided below. Annual Fees shall be paid in installments in arrears on the final business day of each of (i) the Company’s first full fiscal quarter following the Company’s Annual Meeting of stockholders (the “Annual Meeting”) (the “First Quarterly Payment Date”), (ii) the Company’s second full fiscal quarter following the Annual Meeting, (iii) the Company’s third full fiscal quarter following the Annual Meeting, and (iv) the date of the Company’s Annual Meeting (the “Annual Meeting Date”) (each a “Quarterly Payment Date”), as provided below.

(i)        First Service Year. The Annual Retainer and Annual Chairman Fee payable under this Plan during the First Service Year (as defined below) shall be ratably reduced to reflect the number of Quarterly Payment Dates during the First Service Year, including the 2008 Annual Meeting Date. As such, during the First Service Year, an Amount equal to $18,750 shall be payable as a ratable portion of an Annual Retainer to each Independent Director on each Quarterly Payment Date, including the 2008 Annual Meeting Date. In addition, during the First Service Year an amount equal to $2,500 and $1,250, respectively, shall be payable as a ratable portion of an Annual Chairman Fee to the Audit Committee Chairman and each other Committee Chairman, respectively, on each Quarterly Payment Date, including the 2008 Annual Meeting Date.

(ii)        Regular Service Years. During each Service Year following the First Service Year, an Amount equal to $18,750 shall be payable as a ratable portion of an Annual Retainer to each Independent Director on each Quarterly Payment Date, commencing with the First Quarterly Payment Date and ending on the Annual Meeting Date. In addition, during each Service Year following the First Service Year an amount equal to $2,500 and $1,250, respectively, shall be payable as a ratable portion of an Annual Chairman Fee to the Audit Committee Chairman and each other Committee Chairman, respectively, on each Quarterly Payment Date, commencing with the First Quarterly Payment Date and ending on the Annual Meeting Date.

(iii)        Partial Service Years. Annual Fees payable for service as an Independent Director for a partial Service Year, which occurs because an individual commences service as an Independent Director after the beginning of a Service Year or terminates his or her service as an Independent Director before the end of a Service Year (in either case, a “Partial Service Year”) shall be prorated as determined by the Board. Annual Fees payable for service as an Independent Director for a Partial Service Year on account of such Independent Director’s termination of service prior to the end of a Service Year shall be payable, as determined by the Board, either at the time of termination or on the next Quarterly Payment Date following such termination.

(iv)        Service Year. “Service Year” shall mean the approximately one-year period during which an Independent Director provides director services to the Board. Each Service Year shall commence on an Annual Meeting Date and end on the next consecutive Annual Meeting Date; provided that the “First Service Year” shall commence on the Effective Date and end on the first Annual Meeting Date immediately following the Effective Date.

(b)        Meeting Fees. Each person who is an Independent Director shall also be entitled to receive (i) $1,000 for each meeting of the Board attended and (ii) $1,000 for each Board committee meeting attended, including each telephonic Board or committee meeting attended. Meeting Fees shall be payable in arrears on each Quarterly Payment Date for the Board and committee meetings attended since the prior Quarterly Payment Date. Meeting Fees payable for service as an Independent Director for a Partial Service Year on account of such Independent Director’s termination of service prior to the end of a Service Year shall be payable as determined by the Board, either at the time of termination or on the next Quarterly Payment Date following such termination.

(c)        Expense Reimbursements. Each person who is an Independent Director shall also be entitled to receive reimbursement Expenses. These Expense reimbursements shall be payable in arrears on each Quarterly Payment Date for the Board and committee meetings attended since the prior Quarterly Payment Date. Reimbursement for Expenses shall be subject to each Independent Director’s submission of a request for reimbursement and all appropriate receipts or other documentation required by the Board at least ten business days prior to the Quarterly Payment Date for which payment is sought. Unless otherwise determined by the Board, reimbursement requests submitted late with respect to any Quarterly Payment Date shall be payable on the next Quarterly Payment Date. Reimbursement of Expenses to an Independent Director who terminates his or her service to the Board during or at the end of a Service Year shall be payable, as determined by the Board, either following such termination, within ten business days following submission of a request for reimbursement and all appropriate receipts and/or other documentation required by the Board or on the next Quarterly Payment Date, subject to submission of a request for reimbursement and all appropriate receipts and/or other documentation at least ten business days prior to the date for which payment is sought.

(d)        Method of Payment. Annual Fees and Meeting Fees shall be payable fifty percent (50%) in cash and fifty percent (50%) in shares of Common Stock, based on the Fair Market Value of the Common Stock on the applicable Quarterly Payment Date; provided, however, that if on the date of any Quarterly Payment Date the Fair Market Value of one share of the Common Stock is less than the net asset value (i.e., total assets minus total liabilities) of one share of the Common Stock, the portion of any Annual Fee and Meeting Fee otherwise required by the terms of the Plan to be paid in shares of Common Stock shall instead be paid in cash and, subject to the restrictions on purchases of Common Stock as set forth below, each Independent Director receiving such cash payment is encouraged, to the extent permitted by applicable law, to use the proceeds of such cash payment to purchase Common Stock of the Company on one or more national securities exchanges. Notwithstanding the requirement above that a portion of the Annual Fees and Meeting Fees will be payable in shares of Common Stock, to the extent that such payment to an Independent Director constitutes the last such payment to such Independent Director because he or she is terminating service as an Independent Director, whether at the end of a full Service Year or a Partial Service Year, such payment shall instead be paid in cash. Reimbursement of Expenses for attending Board and committee meetings shall be payable in cash.

8.        Adjustments Upon Changes in Capitalization and Other Matters. In the event that the outstanding shares of Common Stock are changed by reason of reorganization, merger, consolidation, recapitalization, reclassification, stock split, combination, exchange of shares, spin-off or other distribution (other than normal cash dividends) of cash or other Company assets to shareholders, a proportionate adjustment, if any, shall be made by the Board (or by such person or committee to whom the Board, in its sole discretion, has delegated the authority to make such adjustment), as it deems appropriate to reflect such change, in the aggregate number of shares of Common Stock available under the Plan. If fractions of a share would result from any such adjustment, the adjustment shall be revised to the next lower whole number of shares.

9.        Representations. The Company may require any Independent Director to deliver written warranties and representations upon delivery of shares of Common Stock that are necessary to show compliance with Federal and state securities laws including to the effect that an acquisition of shares under the Plan is made for investment and not with a view to distribution (as that term is used in the Securities Act of 1933).

10.        Prohibition of Transfer and Assignment. The right of an Independent Director to the payment of all or a portion of the Fees payable under this Plan may not be assigned, transferred, pledged or encumbered, other than by will or the laws of descent and distribution and any attempted assignment or transfer shall be null and void.

11.        Governing Law. The Plan shall be governed by and construed in accordance with the internal laws of the State of Delaware without reference to the principles of conflicts of law thereof.

12.        Termination and Amendment of Plan. The Board may at any time terminate the Plan or make such modification or amendment thereof as it deems advisable; provided, however, that the Board may not, without approval by the affirmative vote of the holders of a majority of the shares present in person or by proxy and entitled to vote at a meeting of stockholders, increase the maximum number of shares that may be granted under the Plan (other than pursuant to Section 8 herein) or make any revision to the Plan which would require shareholder approval pursuant to applicable law or the rules of the principal national securities exchange referred to in Section 6 of this Plan.